UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-09065

(Check one):
☐	Form 10-K
☐	Form 20-F
☐	Form 11-K
☑	Form 10-Q
☐	Form 10-D
☐	Form N-SAR
☐	Form N-CSR

For Period Ended: January 26, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

PART I — REGISTRANT INFORMATION

Ecology and Environment Inc.
Full Name of Registrant

N/A
Former Name if Applicable

368 Pleasant View Drive
Address of Principal Executive Office (Street and Number)

Lancaster, New York 14086
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ecology and Environment Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended January 26, 2019 (the “2019 Second Quarter Form 10-Q”) with the United States Securities and Exchange Commission (the “SEC”) by the due date of March 12, 2019.

As previously announced by the Company in a Current Report on Form 8-K filed with the SEC on December 12, 2018, in financial statements filed with the SEC for periods ended prior to July 31, 2018, the Company consolidated a subsidiary in which it holds a majority economic interest. On December 12, 2018, the Company determined that the financial results of this subsidiary should not have been consolidated in the Company’s financial statements because the Company did not have the right to control significant decisions relating to the subsidiary’s operations, and that the Company’s net investment in the subsidiary should be presented using the equity method of accounting. The Company is in the process of completing its Annual Report on Form 10-K for the fiscal year ended July 31, 2018 (the “2018 Form 10-K”), which will include restated financial statements for the fiscal years ended July 31, 2016 and 2017 and final financial statements for the fiscal year ended July 31, 2018.  The Company is also in the process of completing its Quarterly Report on Form 10-Q for the quarter ended October 27, 2018 (the “2019 First Quarter Form 10-Q”), which will also include restated financial statements for the first quarter of the previous fiscal year.  Completion of the 2019 Second Quarter Form 10-Q is delayed pending the Company’s completion and filing of the 2018 Form 10-K and 2019 First Quarter Form 10-Q.

The Company has previously received, as expected, formal notifications from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) stating that the Company is not in compliance with the requirements for continued listing under Nasdaq Listing Rule 5250(c)(1) (the “Rule”) because it did not file its 2018 Form 10-K, 2019 First Quarter Form 10-Q and 2019 Second Quarter Form 10-Q.  In a letter dated January 18, 2019, Nasdaq granted the Company’s request for an exception in order to enable the Company to regain compliance with the Rule. Under the terms of the exception, the Company must file all delinquent annual and quarterly reports with the SEC on or before May 13, 2019 in order to regain compliance with the Rule. The Company currently intends to regain compliance with the Rule prior to the May 13, 2019 deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Peter Sorci	716	684-8060
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).      Yes  ☐ No  ☑

As noted in Part III above, the Company is in the process of completing its 2018 Form 10-K and 2019 First Quarter Form 10-Q.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       Yes  ☑    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Change in Operations for the Quarter Ended January 26, 2019

Because Company management has not completed its review of the accounting errors and restatements described in Part III above, the Company is currently unable to complete the financial statements for the three and six month periods ended January 26, 2019.  During the quarter ended January 26, 2019, the Company’s U.S. operations were negatively affected by the partial federal government shutdown, which delayed recognition of certain revenues expected during the quarter.  The Company expects to report lower operating expenses for its U.S. operations during the three and six month periods ended January 26, 2019, as compared with the same periods of the prior fiscal year.

As announced in a Current Report on Form 8-K dated December 12, 2018, during the first quarter of its 2019 fiscal year, the Company began a process to review the structure and resources within its U.S. operations and formulate a restructuring plan to simplify its organizational structure and streamline its delivery model to achieve higher levels of profitable growth. On December 12, 2018, the Company embarked on its organizational realignment efforts and began a process for notifying affected employees of voluntary retirement and involuntary separation programs (collectively, the “Staff Reduction Programs”) being implemented in connection with this restructuring plan.

Company management anticipates that the combined effect of the Staff Reduction Programs and other expense reduction initiatives will result in annual pre-tax cost savings of approximately $5.0 million to $6.5 million.  These activities are expected to result in pre-tax charges and cash expenditures of approximately $1.0 million to $1.5 million during the Company’s fiscal year ending July 31, 2019, consisting primarily of employee severance and termination benefits. The Company expects these initiatives to be completed by the end of the third quarter of fiscal year 2019.

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements concerning the Company’s expectations regarding the completion and filing of the 2018 Form 10-K, the inclusion of restated financial statements for the fiscal years ended July 31, 2017 and 2016, and the preliminary results for the three and six month periods ended January 26, 2019 reported in this Form 12b-25 are based on the Company’s management’s current intent, belief, expectations, estimates and projections.  These statements are not a guarantee of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict.  Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Ecology and Environment Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2019	By:	/s/ Peter F. Sorci
Peter F. Sorci
Acting Chief Financial Officer (Principal Financial and Accounting Officer)